SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

James River Group Holdings, Ltd.

(Name of Issuer)

Common shares, par value $0.0002

(Title of Class of Securities)

G5005R107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw CF-SP Franklin, L.L.C. 26-0710908
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,085,739
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,444,231
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,231
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Oculus Portfolios, L.L.C. 20-0805088
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,995,649
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,682,413
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,682,413
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw CH-SP Franklin, L.L.C. 26-0710942
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 5,905,559
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 6,920,594
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,920,594
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,986,947
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 14,047,238
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,047,238
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,986,947
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 14,047,238
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,047,238
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.2%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,986,947
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 14,047,238
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,047,238
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 49.2%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

James River Group Holdings, Ltd.

(b)	Address of Issuer's Principal Executive Offices

32 Victoria Street Hamilton, Bermuda HM12

Item 2.

(a)	Name of Person Filing

D. E. Shaw CF-SP Franklin, L.L.C. D. E. Shaw Oculus Portfolios, L.L.C. D. E. Shaw CH-SP Franklin, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence

The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

D. E. Shaw CF-SP Franklin, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw Oculus Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw CH-SP Franklin, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities

Common shares, par value $0.0002

(e)	CUSIP Number

G5005R107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2014:

(a) Amount beneficially owned:

D. E. Shaw CF-SP Franklin, L.L.C.:	2,444,231 shares

D. E. Shaw Oculus Portfolios, L.L.C.:	4,682,413 shares

D. E. Shaw CH-SP Franklin, L.L.C.:	6,920,594 shares

D. E. Shaw & Co., L.L.C.:

14,047,238 shares

This is composed of (i) 2,444,231 shares in the name of D. E. Shaw CF-SP Franklin, L.L.C., (ii) 4,682,413 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 6,920,594 shares in the name of D. E. Shaw CH-SP Franklin, L.L.C.

D. E. Shaw & Co., L.P.:

14,047,238 shares

This is composed of (i) 2,444,231 shares in the name of D. E. Shaw CF-SP Franklin, L.L.C., (ii) 4,682,413 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 6,920,594 shares in the name of D. E. Shaw CH-SP Franklin, L.L.C.

David E. Shaw:

14,047,238 shares

This is composed of (i) 2,444,231 shares in the name of D. E. Shaw CF-SP Franklin, L.L.C., (ii) 4,682,413 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 6,920,594 shares in the name of D. E. Shaw CH-SP Franklin, L.L.C.

 (b) Percent of class:

D. E. Shaw CF-SP Franklin, L.L.C.:	8.6%
D. E. Shaw Oculus Portfolios, L.L.C.:	16.4%
D. E. Shaw CH-SP Franklin, L.L.C.:	24.2%
D. E. Shaw & Co., L.L.C.:	49.2%
D. E. Shaw & Co., L.P.:	49.2%
David E. Shaw:	49.2%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

D. E. Shaw CF-SP Franklin, L.L.C.:	-0- shares
D. E. Shaw Oculus Portfolios, L.L.C.:	-0- shares
D. E. Shaw CH-SP Franklin, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii) Shared power to vote or to direct the vote:

D. E. Shaw CF-SP Franklin, L.L.C.:	2,085,739 shares
D. E. Shaw Oculus Portfolios, L.L.C.:	3,995,649 shares
D. E. Shaw CH-SP Franklin, L.L.C.:	5,905,559 shares
D. E. Shaw & Co., L.L.C.:	11,986,947 shares
D. E. Shaw & Co., L.P.:	11,986,947 shares
David E. Shaw:	11,986,947 shares

(iii) Sole power to dispose or to direct the disposition of:

D. E. Shaw CF-SP Franklin, L.L.C.:	-0- shares
D. E. Shaw Oculus Portfolios, L.L.C.:	-0- shares
D. E. Shaw CH-SP Franklin, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv) Shared power to dispose or to direct the disposition of:

D. E. Shaw CF-SP Franklin, L.L.C.:	2,444,231 shares
D. E. Shaw Oculus Portfolios, L.L.C.:	4,682,413 shares
D. E. Shaw CH-SP Franklin, L.L.C.:	6,920,594 shares
D. E. Shaw & Co., L.L.C.:	14,047,238 shares
D. E. Shaw & Co., L.P.:	14,047,238 shares
David E. Shaw:	14,047,238 shares

D. E. Shaw CF-SP Franklin, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw CH-SP Franklin, L.L.C. (together, the “D. E. Shaw Affiliates”) have the right to vote only 42% of the total number of common shares outstanding in the aggregate, as the D. E. Shaw Affiliates have granted irrevocable proxies to vote any shares owned, in the aggregate, in excess of 42% of the voting power of outstanding voting securities. The Proxies were granted by the D. E. Shaw Affiliates to each of Messrs. J. Adam Abram, Gregg T. Davis, Robert P. Myron, and Michael T. Oakes to vote an aggregate of 2,060,291 common shares owned by the D. E. Shaw Affiliates as of the date of this Schedule 13G, representing approximately 7.2% of the outstanding common shares. Copies of the proxies are on file with the Issuer. Pursuant to the terms of the proxies, each of the proxies will automatically terminate upon the D. E. Shaw Affiliates ceasing to own, in the aggregate, in excess of 42% of the voting power of the Issuer’s outstanding voting securities.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of the D. E. Shaw Affiliates, and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of the D. E. Shaw Affiliates, David E. Shaw may be deemed to have the shared power to vote or direct the vote of 11,986,947 shares, and the shared power to dispose or direct the disposition of 14,047,238 shares, the 14,047,238 shares described above constituting 49.2% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 14,047,238 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable as this statement is filed pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 17, 2015

D. E. Shaw CF-SP Franklin, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Oculus Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw CH-SP Franklin, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw